

ALLGREEN PROPERTIES LIMITED

02 FEB -5 AM 8:21

File No. 82-4959

File No. 82-4959

Date: 26 DEC 2001



02002886

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 30 OF 26.12.2001
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

Resignation Of Director

The Board of Directors of Allgreen Properties Limited ("the Company") wishes to announce that with effect from 24 December 2001, Mr Kuok Khoon Ean has resigned as a Director of the Company.

The Board wishes to record its appreciation to Mr Kuok Khoon Ean for his invaluable contributions to the Company.

Submitted by Ms Isoo Tan, Company Secretary on 26 December 2001 to the SGX